Exhibit 99.1

PRESS RELEASE

Addex Provides Year End Pipeline Development Update

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, 15 December 2021 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today provided an update on progress in its product pipeline.

“During 2021, we made great progress across our clinical pipeline and now have three active programs set to start delivering data as early as the first quarter of 2022. We are also making great progress in our earlier stage pipeline, with three programs on track to enter IND enabling studies in 2022,” said Tim Dyer, CEO of Addex.

Pipeline Update

•	Dipraglurant Study 301 for Parkinson’s disease levodopa-induced dyskinesia (PD-LID): We initiated a pivotal Phase 2B/3 study in June 2021 and are making solid progress with activating sites and enrolling patients. We expect to report top-line data at the end of Q4 2022. In parallel we have activated Study 302, a 12-month open label safety study, and enrolment of patients from Study 301 into this study is progressing as planned.

•	Dipraglurant Study 203 for blepharospasm: Enrolment is progressing as planned and we expect top-line data around the end of Q1 2022. Blepharospasm is a type of dystonia characterized by involuntary muscle contractions and spasms of the eyelid muscles resulting in sustained eyelid closure, which can cause substantial visual disturbance or functional blindness.

•	ADX71149: Our partner, Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, is progressing well with a Phase 2a clinical study of ADX71149 in epilepsy patients. Data from this study is expected during Q3 2022. Recently, we announced that Phase 1 studies in Japan had been successfully completed, allowing Japan to be included in a potential future global development program.

•	GABAB PAM for substance use disorder and Charcot-Marie-Tooth type 1A neuropathy (CMT1A): We are advancing several drug candidates through clinical candidate selection phase and expect to initiate IND enabling studies in 2022. During 2021, we extended our strategic collaboration with Indivior in substance use disorder until mid-2022, securing $4million in additional funding. We also entered into a collaboration with the Charcot–Marie–Tooth Association to evaluate selected drug candidates in preclinical models of CMT1A.

•	mGlu7 NAM for post-traumatic stress disorder: We have started clinical candidate selection phase with our lead series and continue in late lead optimization with multiple back-up series of compounds. We expect to initiate IND enabling studies in 2022. This program is partially funded by a grant from Eurostars / Innosuisse.

•	mGlu2 NAM for mild neurocognitive disorders associated with Alzheimer’s disease, Parkinson’s disease and depressive disorders: We are in late lead optimization phase with multiple series of compounds and expect to enter clinical candidate selection phase early in 2022.

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) and has entered a Phase 2 clinical study for the treatment of blepharospasm, a form of dystonia. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contact:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation of clinical trials. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by law.